

KROLL BOND RATING AGENCY, LLC

Form NRSRO Annual Certification


EXHIBIT 2:
Procedures and Methodologies Used to Determine Credit Ratings




805 Third Ave, 29th Floor
New York, NY 10022
+1 (212) 702-0707 | www.kbra.com

Overview of KBRA's Rating Process

Contacts

Lenny Giltman, Chief Credit Officer
+1 (646) 731-2378
lenny.giltman@kbra.com

Rahsaan Majors, Managing Director
+1 (646) 731-2370
rahsaan.majors@kbra.com

Introduction

Kroll Bond Rating Agency, LLC, and its rating affiliates (collectively KBRA) offer credit rating services through their offices in the United States, Ireland, and the United Kingdom. The credit rating processes employed by KBRA for its credit rating products are described below but may vary depending on the nature of a specific engagement.

Credit Ratings

Engagement Process

KBRA offers credit ratings for debt and debt-like obligations (such as bonds, notes, etc.) and for the issuers of these obligations. Credit ratings are generally solicited and are assigned with the cooperation of the issuing entity; KBRA discloses when a credit rating is unsolicited. The credit rating process typically begins when an issuer or its banker (or, in the case of a structured finance transaction, an arranger) contacts KBRA to determine if KBRA can rate the entity or obligation.[1] KBRA's decision to accept an engagement is based on the available resources and expertise to provide a credit rating, the availability of applicable in-use methodologies for the credit to be rated, and consideration of whether actual or potential conflicts of interest exist. KBRA analytical staff is not permitted to be involved in negotiating, discussing, or establishing the business terms of the engagement; rather, this function is the responsibility of separate staff responsible for business development.

Once the decision is made to proceed with an engagement, the entity seeking a credit rating provides supporting financial data, transaction- related documentation, and other information, as appropriate. In the context of a structured finance transaction, i.e., a deal that involves the issuance of an asset-backed or mortgage-backed security, the information may be made available to KBRA and other nationally recognized statistical rating organizations (NRSROs) by the issuer or arranger via a shared data room, as required by U.S. Securities and Exchange Commission (SEC) rules. The issuer will provide information on the underlying assets and deal structure for structured finance transactions. KBRA analysts will examine the information and proceed to gather other data pertinent to the credit rating.

Credit Rating Methodologies

When assigning a credit rating to an issuer or obligation, KBRA analysts adhere to Credit Rating Methodologies approved by KBRA's Credit Policy Committee and the Kroll Bond Rating Agency, LLC Board of Managers. KBRA's Credit Rating Methodologies cover a broad spectrum of topics and describe how KBRA analyzes issuers and obligations within an industry sector, asset class, or region. To the degree that an entity or transaction exhibits features not described in existing Credit Rating Methodologies, a report on that transaction or entity may contain additional disclosure of KBRA's credit rating approach.

The Credit Rating Methodologies offer guidance as to the important risk factors and, where relevant, relative weightings that are applied. KBRA's Credit Rating Methodologies are available on KBRA's website. If KBRA deems it necessary to create a new or to substantively modify an existing Credit Rating Methodology or Quantitative Model, or otherwise substantively revise its credit rating practices, such proposed changes are submitted to KBRA's Credit Policy Committee and the Kroll Bond Rating Agency, LLC Board of Managers for approval. KBRA has a Public Comments page on its website to accept and publicly display comments on outstanding, newly proposed or substantively revised Credit Rating Methodologies and to publish the comments (if any), along with the final Credit Rating Methodologies. Material revisions to a proposed Credit Rating Methodology in response to comments will be reviewed and considered by the Credit Policy Committee and the KBRA Board prior to publication of a final Credit Rating Methodology.

When a Credit Rating Methodology is updated, all outstanding credit ratings that are potentially affected by the update are reviewed. KBRA will publicly comment on the potential impact to credit ratings from changes to a Credit Rating Methodology. When the revised Credit Rating Methodology is adopted, any potential changes to the affected credit ratings are published. The accompanying press release will describe the nature of any changes and the potential impact on outstanding credit ratings. All in-use Credit Rating Methodologies are reviewed at least annually.

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[1] Investors and others may also approach KBRA to seek credit ratings for a particular security or loan, or to rate an investor's portion of a particular security or loan.

Use of Quantitative Models

KBRA may use Quantitative Models in the credit rating process when a Credit Rating Methodology integrates a complex modeling approach. KBRA has established a Quantitative Risk Management (QRM) function whose mandate is to enhance KBRA's model risk management framework. KBRA's QRM Committee oversees KBRA's model risk initiative and the Quantitative Model approval process.

A component of a methodology that uses a complex quantitative approach such as regression, classification or simulation that KBRA views as a Quantitative Model must be validated by a member of the QRM function and then presented to the QRM Committee for approval. The QRM Committee must approve all new Quantitative Models, material changes to Quantitative Models, and all use cases of a Quantitative Model prior to implementation. KBRA maintains an inventory of all Quantitative Models.

The QRM function has issued internal guidelines for each phase of the model life cycle, including model development, validation, approval, implementation, use, and management. Model management commences when a Quantitative Model has been implemented and put into production, and includes model change management, ongoing monitoring, and periodic backtesting and review.

Credit Rating Process

Each credit rating engagement is assigned to a lead analyst on the applicable credit ratings team. Once a credit rating recommendation is reached, the lead analyst will work with senior managers of the relevant asset class to assemble a Rating Committee. Once a credit rating is agreed upon by a Rating Committee, the lead analyst will inform the entity seeking the credit rating of the credit rating outcome. In the case of a published credit rating, this will be followed by posting the credit rating along with an Information Disclosure Form (IDF) on KBRA's website, the publication of a press release, and typically a rating report. In the case of an unpublished credit rating, an IDF will accompany KBRA's written communication of the credit rating.

In structured finance and some other asset classes, it is often the case that published credit ratings are assigned and published on a preliminary basis on KBRA's website and in a pre-sale report to provide investors with credit rating analysis during the marketing phase of a transaction. The new issue credit ratings are assigned after the transaction closes. In the case of a published credit rating, the publication for both preliminary and new issue credit ratings will include an IDF accompanied by a press release.

In certain asset classes, one or more discussions with the management team of the issuer, engaging entity, sponsor, or servicer, as applicable, may be part of the credit rating analysis for solicited credit ratings. In such cases, the rating analysts typically arrange a meeting with the relevant management team and other parties or may also request and accept written responses to questions as part of the credit ratings process. The management meeting typically includes discussion of questions developed by the KBRA analytical team after it has reviewed relevant issuer documentation delivered by the relevant management team or its advisors.

Credit ratings will reflect all information known to, and believed to be relevant to, KBRA, consistent with the applicable Credit Rating Methodology in effect. KBRA relies on macroeconomic, financial market, and historical performance data in combination with financial data gathered from public sources about the rated entity, transaction, or obligor. KBRA credit ratings may factor in an assessment of the quality of asset originators. Asset originator reviews may include an assessment of business strategy, financial strength, quality control, underwriting practices, management strength, governance, and the performance of previously originated assets. KBRA also relies on direct communication with the rated entity, issuer, or obligor for nonpublic data. KBRA will determine on a case-by-case basis how assessments of the quality of originators of assets underlying or referenced by a security or money market instrument as part of any asset-backed or mortgage-backed securities transaction factor into the determination of credit ratings. KBRA has policies in place to prevent the misuse of any nonpublic data.

KBRA may review a wide range of market indicators or credit opinions in the credit rating process. When determining credit ratings for securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction in which KBRA deems it appropriate to consider credit ratings or methodologies from other NRSROs, the following will be true: (1) KBRA's credit rating will not rely exclusively on ratings or methodologies from another NRSRO; and (2) if KBRA does use a rating from another NRSRO as a factor in deriving the KBRA credit rating, KBRA will not adjust the other NRSRO's rating before using it as an input into deriving the KBRA credit rating. KBRA will not refuse to issue credit ratings for any entity because it is or was rated by another NRSRO.



KBRA has adopted measures designed to reasonably obtain information that is reliable and originates from reliable sources, including, when appropriate, independent third parties. KBRA's policy is to refuse to issue a credit rating when the available data is insufficient, unreliable, or of inadequate quality to support a credible credit rating; KBRA does not have the necessary analytical expertise to provide a credit rating; or providing a credit rating would violate applicable laws or regulations. KBRA will determine on a case-by-case basis how information about verification of assets underlying or referenced by a security or money market instrument as part of any asset-backed or mortgage-backed securities transaction will factor into determining the credit rating. Although KBRA does not typically provide independent verification of the information it receives during the credit rating process, KBRA may use available sources to independently verify information used in the credit rating process.

While KBRA's credit rating process is substantively similar regardless of whether the credit rating is issued on a solicited or unsolicited basis, in cases of unsolicited credit ratings, KBRA will not have an engagement letter with the rated entity or transaction sponsor and KBRA will generally not have an opportunity to conduct a direct evaluation of the relevant entity's management team.

Rating Committees

Purpose

The purpose of a Rating Committee is to provide a formal forum for the determination of credit ratings and to offer an appropriate level of governance and oversight with respect to credit rating decisions.

Frequency and Attestation

A Rating Committee will convene as needed, depending on the timing of credit rating mandates, availability of new information, and credit developments.

The Rating Committee chair is responsible for keeping the meeting on topic and for taking the vote. At the start of the credit rating process, an email conflict check must be sent to all participants who may be involved in the credit rating process. Further, at the start of each Rating Committee, the Rating Committee chair must obtain a follow-up oral confirmation on conflict checks from the participants. Participants who are unable to confirm the absence of conflicts of interest, including where a potential conflict is identified, must recuse themselves immediately and leave the Rating Committee before any substantive discussions begin.. The committee must be postponed until the Rating Committee chair has contacted Credit Policy and Compliance for clearance to continue.

Prior to a Rating Committee meeting, the lead analyst will provide a Rating Committee memo outlining the proposed credit rating (or action) and supporting information. However, a meeting can be called without advance distribution of a memo if a time-sensitive concern arises about an issue or issuer. At the Rating Committee, the lead analyst will provide documentary evidence of all the responses to the mandatory conflict check email and a printed copy of the Rating Chair Attestation Form, with all fields other than the Rating Committee chair's signature completed to the Rating Committee chair's satisfaction.

Credit Policy and Compliance Oversight and Review

KBRA's rating committee process is subject to independent second-line oversight. Credit Policy and Compliance perform periodic after-the-fact reviews of rating committee composition, documentation, and adherence to applicable policies and procedures, including eligibility requirements, conflict-of-interest controls, and voting protocols. These reviews are designed to confirm that rating committees are consistently conducted in accordance with KBRA's established governance framework and applicable regulatory requirements. Where issues are identified, Credit Policy and Compliance may require remediation, additional documentation, training, or other corrective actions, as appropriate.

Reasons for Convening

KBRA cannot assign, affirm, or change a credit rating without a Rating Committee's review of a transaction or issuer, except in the cases of subsequent issuances of securities where an outstanding credit rating already exists on an issuer or on securities that have the same priority of claim as the subsequently issued security. A Rating Committee may also be convened to consider any other action with respect to a credit rating as may be determined prudent by a Managing Director or above. Under some circumstances, Rating Committees may also be convened to withdraw credit ratings.

[2] A Rating Committee is not required to effectuate the withdrawal of a credit rating in the case of routine maturing of debt or in the case of debt that ultimately was not issued.

Committee Members

A Rating Committee will generally consist of two or more analysts and a Senior Director or above. At a minimum, three members are required for the Rating Committee to hold a vote. Considered item(s) for action or approval will be approved based on a majority vote. However, in the case of a tie vote, the Rating Committee chair will break the tie. Disagreements with a Rating Committee's decisions are handled through an internal appeal process.

Appeals

An issuer who has new, material information for KBRA to consider or who believes KBRA misinterpreted critical information in reaching a rating decision may appeal the rating decision and request a review of the additional information before the credit rating is published.

In addition, any of the following employees who believe information or Credit Rating Methodologies were improperly interpreted or applied in the determination of a credit rating can request an internal appeal at the end of a Rating Committee or before such credit rating is communicated to the issuer: (1) any analytical staff present at the Rating Committee, or (2) the Head of an analytical group.

Monitoring Credit Ratings

After a credit rating is assigned, KBRA monitors the performance of the entity or transaction so that credit ratings remain current and any necessary credit ratings actions are taken in a timely manner. KBRA will generally commence a review of each outstanding credit rating at least annually. Any substantive changes made to Quantitative Models or Credit Rating Methodologies would be applied both to existing credit ratings and to new issue ratings going forward.

Corporate, Financial, and Government Ratings

Monitoring credit ratings in the corporates, financial institution, insurance, public finance, project finance, and investment funds areas consists of reviewing periodic financial statements and/or other information provided by, or on behalf of, the rated entity, in addition to event-driven statements and news reports (e.g., mergers and acquisitions activity). The analyst responsible for monitoring will consult with their rating group on any information that may be material to the credit rating and will convene a Rating Committee if deemed appropriate. The review process is substantively the same as the initial credit rating process, with a focus on material new information, such as updated financial statements.

Structured Finance Credit Ratings

Structured finance monitoring mainly consists of reviewing periodic statements issued by securitization trustees and monitoring the performance of the rated classes and the underlying asset pool. KBRA utilizes the same Credit Rating Methodologies for both initial assignment and surveillance of credit ratings, and indications that performance is meaningfully different than expectations may cause an analyst to initiate a review and schedule a Rating Committee if deemed appropriate.

Sovereign Credit Ratings

KBRA will monitor outstanding sovereign credit ratings and complete a formal review of each credit rating periodically throughout the year. KBRA will typically follow the three-step process outlined in KBRA's Sovereigns Rating Methodology in its surveillance review. KBRA's surveillance of sovereigns involves ongoing analysis and monitoring of macroeconomic data. KBRA will also monitor qualitative metrics, including government policy behavior and priorities, political risk, security risk, systemic risk, and economic risk. KBRA also continually monitors global political economy developments to assess their bearing on the sovereign's credit risk profile.

Kroll Bond Rating Agency Europe Limited (KBRA Europe), an affiliate of Kroll Bond Rating Agency, LLC, sets a calendar each December with the specific Fridays it will make sovereign credit rating surveillance announcements on existing published sovereign credit ratings. The calendar is posted on KBRA's website and sent directly to KBRA Europe's regulator, the European Securities and Markets Authority. For unsolicited credit ratings, there is a maximum of three dates in a calendar year for credit rating announcements, although surveillance actions may be taken outside of these dates if necessary. If there is a deviation from the calendar, the announcement will be accompanied by a detailed explanation of the reasons for the deviation from the announced calendar. KBRA Europe will review published sovereign credit ratings at least every six months. Following these reviews, a press release as well as an IDF and credit rating report will be released as per the specifications above.



Withdrawing Credit Ratings

KBRA may withdraw a credit rating if it no longer rates an entity, obligation, program, issuer, or other financial instrument for which a credit rating was previously assigned, or for other reasons specified in KBRA's policies and procedures. When a credit rating is withdrawn, KBRA issues an indication on KBRA's website that the credit rating has been withdrawn and, depending on the reason for the withdrawal, may also issue a publication stating the reason for withdrawal. KBRA assigns a WR to any obligation, program, or issuer with respect to which it has determined that the credit rating should be withdrawn.

Other Rating Services

KBRA also provides indicative ratings and other rating services. More information is available at www.kbra.com.



Defined Terms

Credit Rating Methodologies
Credit Rating Methodology means a document that sets forth KBRA Ratings' analytical approach to determine credit ratings.

Rating Committee
Rating Committee means a committee convened by a chair to review a transaction or issuer, or a proposed credit rating action or actions.

Credit Policy Committee
Credit Policy Committee means KBRA Ratings' committee to address matters pertaining to the procedures, Credit Rating Methodologies and other matters pertinent to the determination, dissemination and monitoring of credit ratings.

Quantitative Model
A Quantitative Model is a component of a methodology that uses a complex quantitative approach, such as regression, classification, or simulation. KBRA uses Quantitative Models to assist in making critical ratings decisions in several places across the organization. Quantitative Models may be used for various purposes including, but not limited to, creating loss distributions, forecasting economic scenarios, and estimating default probability.